May 13, 2005


Claudia S. Toussaint, Esq.
Vice President, Corporate Governance
  and Ethics, and Corporate Secretary
Sprint Corporation
P.O. Box 7997
Shawnee Mission, Kansas  66207-0997

	RE:  	Sprint Corporation
      Amendment No. 1 to Form S-4
      Filed April 29, 2005
      File No. 333-123333

Dear Ms. Toussaint:

      We have reviewed your amended Form S-4 for disclosures related to the terms of the merger transaction and related matters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 3

	General
1. Please delete the second italicized paragraph. Once you make your disclosure clear from the context, you will not need to define terms such as "Sprint," "Nextel" and "Sprint Nextel."

      Capital Stock, page 4
2. We note the revisions you made in response to prior comment 6.
Since the capital stock of Sprint and its redesignation in connection with the merger may be the most confusing for shareholders to understand, we suggest that you retain just the first paragraph of this subsection. In addition, we suggest that you also briefly disclose any new capital stock of Sprint Nextel that Sprint shareholders are being asked to approve in connection with the merger.

      Consideration to be Received in the Merger..., page 5
3. We note your revisions to describe the merger consideration and adjustments. We encourage you to shorten and simplify the explanations of the adjustments to the merger consideration so that shareholders can more readily understand what the merger consideration is intended to be, how likely it will be to change, and to what extent it may change between the time they vote and the time the amount is finally determined.

Opinions of Financial Advisors, page 9
4. Please disclose the aggregate amount of the transaction termination fees the financial advisors would receive if the transaction is not completed. Also revise the risk factor beginning
"The merger agreement limits Sprint`s and Nextel`s ability to pursue" on page 28 to include this aggregate amount.

      Material Events Following Completion of the Merger, page 13
5. We note your revisions to include discussion of material events that may occur as a result of the merger`s completion. Please disclose the aggregate principal amount of the Nextel redeemable notes, but otherwise shorten the first and second bullet points, relying more on the cross-reference to the risk factors for a more extended discussion.

	Termination of the Merger, page 14
6. With a view to disclosure, tell us in your response letter the basis for your assertion that the $1 billion termination fee and the circumstances requiring its payment "are generally typical for a transaction of the magnitude of the merger and would not unduly prohibit an alternative transaction proposal." For example, have there been any termination fees approaching $1 billion in transactions between companies in your industry? If not, please clarify this fact in your disclosure, including in the disclosure of each board`s consideration of the termination fee. In addition, disclose throughout whether you believe the payment of the $1 billion termination fee would adversely affect the financial condition of the paying party and to what extent.



Comparison of Stockholder Rights, page 14
7. Please emphasize here that you are seeking Sprint stockholders` approval of the Sprint Nextel amended and restated articles of incorporation and bylaws and that the approval of the Sprint Nextel articles and bylaws, by themselves, by Nextel stockholders will not be required. Also, please indicate here whether the Sprint Nextel articles and bylaws include material changes to the current Sprint articles and bylaws.

Risk Factors, page 27

	The merger agreement limits Sprint`s and Nextel`s ability to pursue..., page 29
8. Please disclose the amount of the termination fee in the risk factor caption.

	Sprint is subject to exclusivity provisions and other restrictions...," page 32
9. We note your revisions that describe the possible remedies an affected affiliate may pursue in the case of a material breach. So that shareholders can assess the magnitude of the risk, please further revise to indicate the aggregate appraised fair market value of the affiliates` wireless businesses in possible affected territories, based on an appropriate source, which could be the affiliates` own Exchange Act filings.

The Merger, page 36

Background of the Merger, page 30
10. We note your response to our prior comment 25 that you have not included any specific discussion concerning the deferral of discussions in late June 2004. Please confirm to us in your response letter that neither company pursued potential business combinations with other parties after the deferral.

	Material U.S. Federal Income Tax Consequences, page 78
11. Please clarify your disclosure in the fourth paragraph of this section that counsel has relied upon factual representations and covenants.

The Merger Agreement, page 81
12. We note your statement that "the merger agreement has been included...for your convenience." Please provide an analysis, addressing Item 601(b)(2) of Regulation S-K and relevant Delaware and
Kansas business corporation law, supporting your determination that you are not obligated to supply a copy of the merger agreement to the stockholders.
13. We note your statement that "[factual, business or operational] information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings each of Sprint and Nextel makes with the SEC." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.
14. We note your statements in the first bolded paragraph regarding the merger agreement that you "do not intend for its text to be a source of factual, business or operational information about either
Sprint or Nextel" and in the first bullet point that stockholders as such "may not rely upon [the agreement`s] terms and conditions." These statements appear to limit investors` reliance on the descriptions of the representations and warranties that are part of the merger agreement. Investors are entitled to rely upon disclosures in your publicly-filed documents, including disclosures regarding representations and warranties and other terms contained in the merger agreement. As a result, we view the suggested limitations as inappropriate since the disclosures regarding the merger agreement are being provided to stockholders in a public disclosure document under the federal securities laws. Please revise your disclosure to eliminate the language indicating that stockholders may not rely upon the terms and conditions of the merger agreement or upon the disclosure in the merger agreement.
15. We refer to your disclosure in the second and third bullet points and the disclosure in the paragraph on page 81 following the bullet points. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. For example, we note your reference in the second bullet point to confidential disclosure letters that you state qualify a stockholder`s ability to rely upon disclosure in the merger agreement and your statement in the last paragraph that "information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement." Include disclosure acknowledging that, if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.


Sprint Annual Meeting, page 104

	General
16. Tell us in your response letter why you have deleted three of the stockholder proposals that you included in the initial registration statement.

Proposal 2. Adoption of Sprint Nextel Amended and Restated Articles of Incorporation, page 112
17. Please include here the list of "minor clarifying changes" that is your response to our prior comment 54.
18. Please disclose your response to our prior comment 56 as to why
Sprint is adding a provision permitting the acquisition by Sprint Nextel of non-voting common stock from a holder without stockholder approval.
19. We note your responses to prior comments 53 and 56 regarding why you have chosen to bundle in proposal 2 the various amendments to the
Sprint Nextel articles of incorporation, including an amendment permitting the acquisition by Sprint of non-voting common stock from a holder without stockholder approval. Please tell us whether Sprint solicited stockholder approval in the past for similar exceptions to the greenmail provision and whether those amendments to the articles of incorporation were bundled with other proposals.
20. You mention in your response to prior comment 56 that you propose to add the preferred stock to the exception from the greenmail provision of Sprint Nextel`s articles of incorporation. However, we cannot find this proposal in the proxy statement/prospectus. Please tell us in your response letter whether Sprint`s proposal 2 currently includes this proposed amendment to the Sprint Nextel articles of incorporation, or whether this is something that you propose to add in the next amendment to the registration statement.

Registration Statement Exhibits

	General
21. We note your response to prior comment 58. While the list of omitted schedules need only briefly identify the contents of the schedules or other similar supplements, the list should be sufficiently detailed in order to provide a clear understanding of the subject matter of each schedule. Please file as an exhibit a list identifying the contents of the omitted confidential disclosure letters. See Item 601(b)(2) of Regulation S-K.
22. Please confirm to us in your response letter that neither
Sprint,
Nextel, each director, each officer, nor any 5% holder of Sprint or
Nextel voting stock has any voting agreements concerning the merger transactions.

	Exhibit 8.1 and 8.2 Tax Opinions
23. We note counsels` statements in the second paragraphs of their tax opinions that, "We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing." This statement appears to be overly broad, as counsel should not assume any fact that is known or is readily ascertainable in rendering its opinion. Please advise or revise.
24. Since each counsel`s opinion must speak as of the date of effectiveness of the registration statement, counsels` assumptions regarding facts prior to effectiveness of the registration statement would also appear to be inappropriate. Similarly, counsels` disclaimers of any undertaking to update their opinions could be problematic if the tax opinions are executed and filed prior to date of effectiveness. Tell us in your response letter whether each counsel intends to retain these assumptions in their executed opinions that will be filed as of the effective time of the registration statement.
25. Please file or provide us with a draft legality opinion so that we may have time to review the opinion prior to effectiveness.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212-556-2222)
      E. William Bates, II, Esq.
	King & Spalding LLP


Ms. Toussaint
Sprint Corporation
May 13, 2005
Page 7